Wesley C. Holmes Direct Dial: 617-948-6027 wesley.holmes@lw.com	200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com
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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Paul Fischer

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Lyra Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted November 8, 2019
CIK No. 0001327273

Dear Mr. Fischer:

On behalf of Lyra Therapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 4, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address certain of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

December 19, 2019

Prospectus Summary, page 2

1.	Please revise your disclosure to briefly define the terms “refractory” and “elastomeric matrix” at first use.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 2, 103 and 112 of Amendment No. 1.

Our Solution For CRS, page 2

2.

We note your statements on page 3, 103 and 104 regarding your belief that the key potential benefits of your current investigational product portfolio, LYR-210 and LYR-220, include “efficacy” and “safety” and on page 105 regarding your belief that LYR-210 is well positioned in the CRS treatment paradigm to provide a preferred alternative to surgery with an “attractive efficacy and safety profile.” As your product candidates have not received FDA approval, it is premature to suggest or imply that they are safe or effective. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 3, 104, 105 and 106 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with any written communications, as such term is defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. However, the Company advises the Staff that it will supplementally provide the Staff copies of any such written communications that it subsequently provides to potential investors.

Risk Factors

If we lose key management or scientific personnel...our business may materially suffer, page 64

4.	Please revise to identify the key management or scientific personnel upon whom you rely.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 64 of Amendment No. 1.

December 19, 2019

Provisions in our restated certificate of incorporation and restated bylaws and under Delaware law...., page 70

5.

Please revise to break out under a separate heading your discussion of your exclusive forum provision in paragraphs one and two on page 71. Please also address here, as you do at page 161, the applicability of the provision to actions arising under the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 71 of Amendment No. 1.

Use of Proceeds, page 76

6.

Please revise paragraph three to provide an estimate regarding how far in the development process for LYR-210 and LYR-220 the allocated proceeds of the offering will enable you to reach. Please also disclose whether additional funds will be necessary to complete the two trials you identify. If a material amount of other funds is necessary to complete these trials, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent amendment to the Draft Registration Statement when it has more information about the size of the offering.

Critical Accounting Policies

Stock-Based Compensation, page 91

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

Business

Our Strategy, page 105

8.

We note your disclosure that your strategy is to “rapidly advance” LYR-210 through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

December 19, 2019

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 106 of Amendment No. 1.

General

9.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding these materials.

Response: The Company respectfully acknowledges the Staff’s comment and will promptly provide such material to the Staff, if any.

December 19, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 617-948-6027 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Maria Palasis, Chief Executive Officer, Lyra Therapeutics, Inc.

Peter N. Handrinos, Latham & Watkins LLP